FUNKO, INC.

2802 Wetmore Avenue

Everett, Washington 98201

October 30, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention: Avrohom Friedmann, Andrew Mew, Tonya K. Aldave and J. Nolan McWilliams

Funko, Inc.

Registration Statement on

Form S-1 (File No. 333-220856)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) relating to the registration of 15,333,334 shares (including 2,000,000 shares to cover over-allotments) of Class A common stock, par value $0.0001 per share, of Funko, Inc. (the “Company”), be accelerated to November 1, 2017 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

We understand that the Staff will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc Jaffe of Latham & Watkins LLP at the number set forth above. Thank you for your assistance in this matter.

*****

Very truly yours,

By:	/s/ Tracy Daw
	Name:	Tracy Daw
	Title:	Senior Vice President, General Counsel and Secretary

cc:	(via email)

Brian Mariotti, Chief Executive Officer, Funko, Inc.

Russell Nickel, Chief Financial Officer, Funko, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin Cohen, Esq., Latham & Watkins LLP

Patrick J. Schultheis, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

John Duke, Esq., Hogan Lovells US LLP

Adam Brown, Esq., Hogan Lovells US LLP

[Signature Page to Acceleration Request]